Prudential Investment Portfolios 2

655 Broad Street

Newark, New Jersey 07102

May 22, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Prudential Investment Portfolios 2

Pre-Effective Amendment No. 4 to Registration Statement on Form N-1A

Securities Act File No. 333-215689

Investment Company Act File No. 811-09999

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Prudential Investment Portfolios 2 (the “Registrant”) hereby respectfully requests acceleration of its Registration Statement on Form N-1A relating to Prudential QMA US Broad Market Index Fund, Prudential QMA Mid-Cap Core Equity Fund, Prudential QMA International Developed Markets Index Fund, Prudential QMA Emerging Markets Equity Fund, Prudential Jennison Small-Cap Core Equity Fund, Prudential Core Conservative Bond Fund, Prudential TIPS Fund and Prudential Commodity Strategies Fund (the “Funds”), each a series of the Registrant, so that it will become effective at 10:00 a.m. on May 22, 2017. Prudential Investment Management Services LLC, the Funds’ distributor, joins in the request of the Registrant for acceleration.

We request that we be notified of such effectiveness by a telephone call to Diana Huffman at (973) 367-8982.

Very truly yours,

Prudential Investment Portfolios 2

By: /s/ Claudia DiGiacomo _

Name: Claudia DiGiacomo

Title: Assistant Secretary

Prudential Investment Management Services LLC

By: /s/ Scott E. Benjamin __

Name: Scott E. Benjamin

Title: Vice President